FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 February 2011

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
2010 CONSOLIDATED RESULTS - HIGHLIGHTS

• Net operating income before loan impairment charges and other credit risk provisions up 11% to HK$131,566m (HK$117,998m in 2009).

• Pre-tax profit up 25% to HK$77,885m (HK$62,093m in 2009).

• Attributable profit up 27% to HK$57,597m (HK$45,396m in 2009).

• Return on average shareholders' equity of 21.1% (19.8% in 2009).

• Assets up 16% to HK$5,040bn (HK$4,361bn at 31 December 2009).

• Capital adequacy ratio of 14.7%; core capital ratio of 11.7%. (Capital adequacy ratio of 16.1%; core capital ratio of 12.2% at 31 December 2009).

• Cost efficiency ratio of 45.8% (44.4% for 2009).

Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'.

The abbreviations 'HK$m' and 'HK$bn' represent millions and billions (thousands of millions) of Hong Kong dollars respectively.

Results

Comment by Stuart Gulliver, Chairman

Asian economies grew strongly during 2010, while those in the West began to show some signs of stabilisation. China and India led the way, with smaller economies showing increasing momentum during the second half of the year, driven by continued strength in trade activity across the region. Bank lending growth accelerated during the year in response to the stimulus of low interest rates. This increase in leverage and early signs of inflation raise some concerns over asset bubbles and excessive investment, but with robust balance sheets and confidence, the outlook for the region remains sound for 2011.

Against this positive backdrop, The Hongkong and Shanghai Banking Corporation Limited delivered a robust and broadly based performance. Profits of HK$77,885m were significantly ahead of 2009, increasing by 25%. Loan impairment charges fell significantly across the region, as credit quality improved, particularly in India. Growth was well spread throughout the region, and across customer groups. The contribution to profits from outside Hong Kong increased as a percentage of the total to 46%, nearly double the level of five years ago. Strong growth in trade finance helped to drive asset expansion, and we also achieved success in growing non-interest income across a broad range of products. These included, in particular, insurance, wealth management, trade, payments and cash management. The contribution from our associates in mainland China also grew strongly.

As a deposit-rich bank, we continued to feel the impact of low rates on our deposit spreads, and an increasingly competitive market for loans had an effect on asset spreads. Against this, we grew lending strongly in support of our customers, most particularly in Commercial, industrial and international trade, while maintaining a strict focus on asset quality. Property-related lending increased by a lesser amount, and while overall loans and advances to customers grew by 40%, the increase in risk-weighted assets was lower, at 18%. As we enter 2011 we continue to see good quality opportunities to maintain balance sheet growth. Our model of continually deepening client relationships resulted in sustained growth in total income, more than offsetting the effect of low interest rates.

We maintained tight control of operating expenses, while continuing to invest in future growth, particularly in our regional core target markets of mainland China, India, Singapore, Malaysia, Indonesia and Australia. This resulted in an increase in the cost efficiency ratio from 44.4% to 45.8%.

During 2010 mainland China continued to accelerate the internationalisation of its currency, and we established our position as a leader in the provision of new products denominated in renminbi (RMB). For example, HSBC was the first bank to launch offshore RMB investment and structured products, and certificates of deposit. We were a leading bookrunner of offshore RMB bond issuance in Hong Kong, the first international bank to settle cross-border RMB trade deals across six continents and now offer RMB trade settlement in 36 markets. As Hong Kong continues to play a leading role in the development of RMB denominated products, and becomes a key offshore centre for the currency, we aim to consolidate our position as the international bank best-placed to meet our customers' needs.

In Personal Financial Services, our business in Hong Kong continued to generate strong returns, while the Rest of Asia-Pacific delivered a robust return to profit during the period, as loan impairments moderated, revenue momentum improved and we continued to invest in growth, particularly in mainland China. Malaysia and Singapore both generated significant contributions. In Hong Kong, despite competitive conditions, we reinforced our number one market position in key products and services, including mortgages, deposits and credit cards. Premier customer numbers passed the one million milestone, reaching over 1.2 million customers by the end of the year. In addition Advance was launched in nine markets, and now has over 1.3 million customers.

Commercial Banking experienced strong and sustained business momentum during the year, with healthy growth in assets and non-interest income, driven by increased cross-border and cross-sell activity. Loans and advances to customers increased by 58%, while non-interest income was 25% above the previous year. Our focus remained on supporting our customers in growing their businesses, particularly through financing their international trade, payments, foreign exchange and cash management and providing advisory services. We also selectively attracted new customers around the region. Our drive to be the leading international business bank resulted in a significant increase in cross-border business, while cross-regional referrals more than doubled compared with 2009. Deposit inflows remained strong during the year, reflecting customers' continued confidence in the HSBC brand. The risk profile of our loan book also continued to improve, as evidenced by a reduction in loan impairment charges.

Global Banking and Markets delivered a robust business performance, driven by strong loan growth and good performances in Foreign Exchange and Asset Management. Trading revenues were impacted by reduced market volatility and tighter credit spreads, and Balance Sheet Management revenues were lower, as signalled at year-end 2009. Despite competitive conditions we grew market shares in several areas, including Mergers & Acquisitions and Equity Capital Markets, and we successfully launched a number of new funds in Asset Management. Loan growth was targeted at supporting our core customers, while selectively growing our client base. We continued to invest in growing core businesses including our equities platform. During the year we gained a number of prestigious awards, including Euromoney's Best Global Emerging Markets Bank and Debt House and Best Global Wealth Management House, and Finance Asia's Best Islamic Finance House and Best Trade Finance Bank.

Insurance delivered impressive results, with increased growth in premium income and profits, as customers continued to value our strong brand and integrated bancassurance model. In Hong Kong we maintained our leading position in life insurance with a market share of 27%, and maintained our top position in assets managed under the Mandatory Provident Fund, with almost one third of the market. In the Rest of Asia-Pacific our joint venture in India ranked among the top 10 private life insurers in its market in a little over two years of operation. Our business in mainland China continues to demonstrate good growth and market recognition for its innovative propositions. In Vietnam, our partnership with Bao Viet continues to prove successful and we increased our stake to 18%.

We expect the global recovery to continue in 2011 but that the pace of GDP growth will slow slightly and progress will be uneven. Above all, we believe that growth rates in many Western markets will continue significantly to underperform those of the emerging world. The outlook for Asia's economies therefore remains bright, provided policymakers take decisive steps to manage the emerging threats of inflation and asset bubbles. HSBC enters 2011 well positioned and with strong business momentum. Our unrivalled global network, combined with our distinctive liquidity and capital strength, position us uniquely to serve our customers, both business and personal, in meeting their financial needs in Asia and around the world.

In this, my first year as Chairman, I look forward to working with our 72,500 staff to build further success and, on behalf of the Board, I thank them warmly for their unrivalled commitment and customer focus.

Results

Geographical Regions
		Intra-
	Hong	Rest of	segment
Figures in HK$m	Kong	Asia-Pacific	elimination	Total

Year ended 31 December 2010

Net interest income	31,736	30,123	17	61,876

Net fee income	21,080	14,203	-	35,283

Net trading income	8,699	12,034	(17)	20,716

Net income from financial instruments
designated at fair value	3,454	303	-	3,757

Gains less losses from financial investments	937	1,079	-	2,016

Dividend income	545	19	-	564

Net earned insurance premiums	33,713	3,480	-	37,193

Other operating income	12,714	2,282	(4,992)	10,004

Total operating income	112,878	63,523	(4,992)	171,409

Net insurance claims incurred and movements in
policyholders' liabilities	(37,022)	(2,821)	-	(39,843)

Net operating income before loan impairment
charges and other credit risk provisions	75,856	60,702	(4,992)	131,566

Loan impairment charges and other credit
risk provisions	(883)	(3,736)	-	(4,619)

Net operating income	74,973	56,966	(4,992)	126,947

Operating expenses	(33,053)	(32,183)	4,992	(60,244)

Operating profit	41,920	24,783	-	66,703

Share of profit in associates and joint ventures	270	10,912	-	11,182

Profit before tax	42,190	35,695	-	77,885

Share of profit before tax	54.2%	45.8%	-	100.0%

Advances to customers	1,056,595	834,465	-	1,891,060

Customer accounts	2,162,796	1,150,448	-	3,313,244

Geographical Regions
		Intra-
	Hong	Rest of	segment
Figures in HK$m	Kong	Asia-Pacific	elimination	Total

Year ended 31 December 2009 (restated1)

Net interest income	30,935	27,484	13	58,432

Net fee income	19,119	11,159	-	30,278

Net trading income	8,427	12,112	(13)	20,526

Net income from financial instruments
designated at fair value	6,391	868	-	7,259

Gains less losses from financial investments	117	(248)	-	(131)

Dividend income	245	119	-	364

Net earned insurance premiums	28,566	2,829	-	31,395

Other operating income	9,539	1,746	(4,279)	7,006

Total operating income	103,339	56,069	(4,279)	155,129

Net insurance claims incurred and movements in
policyholders' liabilities	(34,070)	(3,061)	-	(37,131)

Net operating income before loan impairment
charges and other credit risk provisions	69,269	53,008	(4,279)	117,998

Loan impairment charges and other credit
risk provisions	(3,875)	(7,360)	-	(11,235)

Net operating income	65,394	45,648	(4,279)	106,763

Operating expenses	(29,135)	(27,555)	4,279	(52,411)

Operating profit	36,259	18,093	-	54,352

Share of profit in associates and joint ventures	59	7,682	-	7,741

Profit before tax	36,318	25,775	-	62,093

Share of profit before tax	58.5%	41.5%	-	100.0%

Advances to customers	744,577	606,067	-	1,350,644

Customer accounts	1,984,872	959,667	-	2,944,539

1. Restated for the amendment of HKAS 17 'Leases'. See Note 27 for further information

Results by Geographic Customer Group

Hong Kong		Global
	Personal	Banking				Intra-
	Financial	Commercial	and	Private		segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Year ended 31 December 2010

Net interest income/(expense)	20,332	8,595	7,101	-	(3,597)	(695)	31,736

Net fee income	11,820	4,922	4,227	-	111	-	21,080

Net trading income	1,080	941	5,986	-	(1)	693	8,699

Net income/(loss) from financial
instruments designated at
fair value	3,113	(74)	470	-	(57)	2	3,454

Gains less losses from
financial investments	(2)	-	451	-	488	-	937

Dividend income	-	10	80	-	455	-	545

Net earned insurance premiums	28,409	5,171	133	-	-	-	33,713

Other operating income	3,907	525	1,281	-	8,938	(1,937)	12,714

Total operating income	68,659	20,090	19,729	-	6,337	(1,937)	112,878

Net insurance claims
incurred and movement in
policyholders' liabilities	(32,576)	(4,346)	(100)	-	-	-	(37,022)

Net operating income before
loan impairment charges and
other credit risk provisions	36,083	15,744	19,629	-	6,337	(1,937)	75,856

Loan impairment charges and
other credit risk provisions	(585)	(219)	(80)	-	1	-	(883)

Net operating income	35,498	15,525	19,549	-	6,338	(1,937)	74,973

Operating expenses	(12,679)	(5,077)	(8,900)	-	(8,334)	1,937	(33,053)

Operating profit/(loss)	22,819	10,448	10,649	-	(1,996)	-	41,920

Share of profit in associates
and joint ventures	43	56	26	-	145	--	270

Profit/(loss) before tax	22,862	10,504	10,675	-	(1,851)	-	42,190

Share of profit/(loss) before tax	29.4%	13.4%	13.7%	-	(2.3)%	-	54.2%

Advances to customers	396,294	378,314	268,098	-	13,889	-	1,056,595

Customer accounts	1,375,521	553,507	228,434	-	5,334	-	2,162,796

Hong Kong		Global
	Personal	Banking				Intra-
	Financial	Commercial	and	Private		segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Year ended 31 December 2009
(restated1)
Net interest income/(expense)	20,039	7,274	8,912	-	(4,367)	(923)	30,935

Net fee income	10,933	4,106	3,760	-	320	-	19,119

Net trading income	1,091	718	6,226	-	(529)	921	8,427

Net income/(loss) from financial
instruments designated at
fair value	5,650	(359)	1,072	-	26	2	6,391

Gains less losses from
financial investments	623	136	(661)	-	19	-	117

Dividend income	5	11	71	-	158	-	245

Net earned insurance premiums	24,512	3,926	128	-	-	-	28,566

Other operating income	2,680	498	439	-	7,790	(1,868)	9,539

Total operating income	65,533	16,310	19,947	-	3,417	(1,868)	103,339

Net insurance claims
incurred and movement in
policyholders' liabilities	(30,840)	(3,142)	(88)	-	-	-	(34,070)

Net operating income before
loan impairment charges and
other credit risk provisions	34,693	13,168	19,859	-	3,417	(1,868)	69,269

Loan impairment charges and
other credit risk provisions	(1,575)	(1,301)	(1,004)	-	5	-	(3,875)

Net operating income	33,118	11,867	18,855	-	3,422	(1,868)	65,394

Operating expenses	(12,138)	(4,469)	(7,361)	-	(7,035)	1,868	(29,135)

Operating profit/(loss)	20,980	7,398	11,494	-	(3,613)	-	36,259

Share of profit in associates
and joint ventures	40	10	11	-	(2)	-	59

Profit/(loss) before tax	21,020	7,408	11,505	-	(3,615)	-	36,318

Share of profit/(loss) before tax	33.9%	11.9%	18.5%	-	(5.8)%	-	58.5%

Advances to customers	340,177	218,808	170,527	-	15,065	-	744,577

Customer accounts	1,290,680	481,904	206,657	-	5,631	-	1,984,872

1. Restated for the amendment of HKAS 17 'Leases'. See Note 27 for further information

Rest of Asia-Pacific		Global
	Personal	Banking			Intra-
	Financial	Commercial	and	Private	segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Year ended 31 December 2010

Net interest income/(expense)	12,281	7,281	12,165	127	390	(2,121)	30,123

Net fee income	5,197	3,432	5,529	144	(99)		14,203

Net trading income	630	1,003	8,572	48	(340)	2,121	12,034

Net income/(loss) from financial
instruments designated at
fair value	319	14	(7)	-	(23)	-	303

Gains less losses from
financial investments	8	21	388	-	662	-	1,079

Dividend income	-	-	3	-	16	-	19

Net earned insurance premiums	2,994	486	-	-	-	-	3,480

Other operating income	841	676	379	9	820	(443)	2,282

Total operating income	22,270	12,913	27,029	328	1,426	(443)	63,523

Net insurance claims
incurred and movement in
policyholders' liabilities	(2,514)	(307)	-	-	-	-	(2,821)

Net operating income before
loan impairment charges and
other credit risk provisions	19,756	12,606	27,029	328	1,426	(443)	60,702

Loan impairment charges and
other credit risk provisions	(2,315)	(209)	(1,209)	(5)	2	-	(3,736)

Net operating income	17,441	12,397	25,820	323	1,428	(443)	56,966

Operating expenses	(16,819)	(6,207)	(8,538)	(348)	(714)	443	(32,183)

Operating profit/(loss)	622	6,190	17,282	(25)	714	-	24,783

Share of profit in associates
and joint ventures	1,471	5,833	3,077	-	531	-	10,912

Profit/(loss) before tax	2,093	12,023	20,359	(25)	1,245	-	35,695

Share of profit/(loss) before tax	2.7%	15.4%	26.1%	-	1.6%	-	45.8%

Advances to customers	294,061	244,302	286,569	8,150	1,383	-	834,465

Customer accounts	425,975	287,629	418,953	16,280	1,611	-	1,150,448

Rest of Asia-Pacific		Global
	Personal	Banking			Intra-
	Financial	Commercial	and	Private	segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Year ended 31 December 2009
(restated1)
Net interest income/(expense)	11,568	6,248	10,213	121	171	(837)	27,484

Net fee income	4,296	2,569	4,388	51	(145)	-	11,159

Net trading income	613	1,040	9,412	98	112	837	12,112

Net income/(loss) from financial
instruments designated at
fair value	851	8	(13)	-	22	-	868

Gains less losses from
financial investments	41	18	(111)	-	(196)	-	(248)

Dividend income	1	-	1	-	117	-	119

Net earned insurance premiums	2,613	216	-	-	-	-	2,829

Other operating income	519	514	254	16	682	(239)	1,746

Total operating income	20,502	10,613	24,144	286	763	(239)	56,069

Net insurance claims
incurred and movement in
policyholders' liabilities	(2,947)	(114)	-	-	-	-	(3,061)

Net operating income before
loan impairment charges and
other credit risk provisions	17,555	10,499	24,144	286	763	(239)	53,008

Loan impairment charges and
other credit risk provisions	(5,028)	(2,150)	(173)	-	(9)	-	(7,360)

Net operating income	12,527	8,349	23,971	286	754	(239)	45,648

Operating expenses	(14,260)	(4,934)	(7,334)	(358)	(908)	239	(27,555)

Operating profit/(loss)	(1,733)	3,415	16,637	(72)	(154)	-	18,093

Share of profit in associates
and joint ventures	1,106	4,393	2,181	-	2	-	7,682

Profit/(loss) before tax	(627)	7,808	18,818	(72)	(152)	-	25,775

Share of profit/(loss) before tax	(1.0)%	12.6%	30.2%	(0.1)%	(0.2)%	-	41.5%

Advances to customers	235,994	175,335	187,365	5,892	1,481	-	606,067

Customer accounts	369,347	234,637	340,796	13,824	1,063	-	959,667

1. Restated for the amendment of HKAS 17 'Leases'. See Note 27 for further information

Hong Kong reported pre-tax profits of HK$42,190m compared with HK$36,318m in 2009, an increase of 16.2%, driven by strong insurance sales, increased fee income and lower loan impairment charges.

Lending balances rose across customer groups, with significant increases in both Commercial Banking (CMB) and Global Banking and Markets (GB&M) following strong economic growth and a recovery in trade flows. Revenue growth has in part been offset by an increase in staff and IT costs driven by business expansion to maintain our strong market position. Loan impairment charges were significantly lower than last year across all customer groups, reflecting an improvement in credit conditions.

We have maintained our market leadership in residential mortgages, credit cards, life insurance and deposits. Premier customer numbers increased by 31% compared with 31 December 2009 to more than 500,000 and the Advance proposition, which was launched in early 2010 to capture the mid-market segment, achieved a customer base of over 670,000 by year end. Premier and Advance numbers include both existing and new to bank customers. In life insurance, we retained the number one market share position as measured by new business annualised premium equivalent. This was a result of strong customer demand and a strategy targeted towards the high net worth customer segment. We continued the development of offshore renminbi-related products and maintained our position as a market leader for renminbi products in Hong Kong.

Net interest income increased by 2.6% as strong loan growth, most notably in CMB and GB&M, was partly offset by lower spreads resulting from competitive pressures, the low interest rate environment and loan growth being weighted towards the latter part of the year.

Commercial lending growth was a result of the recovery in trade volumes, our continuing support to customers and the pursuit of our leading international business bank strategy. Growth was most pronounced in commercial, industrial and international trade-related lending. To a lesser extent, growth was also noted in commercial real estate and other property-related lending, supported by a buoyant property market. Personal lending balances were 18.4% higher, driven by residential mortgage lending where we continued to lend conservatively with an average loan-to-value ratio of 55% on new mortgage drawdowns and 38% on the overall portfolio.

Asset spreads narrowed in 2010 compared to 2009 as a result of competitive pressures, particularly in trade-related lending and HIBOR-linked residential mortgages. In Balance Sheet Management, net interest income decreased as yield curves flattened and maturing higher yield positions were reinvested at lower rates.

Customer deposits increased reflecting growth in customer numbers in CMB as well as Premier in Personal Financial Services (PFS). The benefit of these deposits was reduced by narrow deposit spreads as interest rates remained at historically low levels.

Net fee income increased by 10.3%, with fees from investment products growing as improved market sentiment led to higher demand, particularly in unit trusts, along with higher fees from funds under management as a result of higher net inflows and improved fund performance. There was growth in trade-related fees and income from payments and cash management as business volumes improved. Underwriting fees rose as several significant initial public offerings (IPOs) and loan syndications concluded in 2010.

Net trading income was 3.2% higher than in 2009. Increased holdings of trading debt securities led to an increase in net interest income. Foreign exchange revenues benefited from increased turnover on the back of client demand. This was partly offset by lower revenues from Credit trading following the strong results achieved in 2009 as spreads recovered from distressed levels and from Rates trading as market volatility reduced in 2010.

Net income from financial instruments designated at fair value was HK$3,454m compared with HK$6,391m in 2009. The movement was primarily due to lower revaluation gains in 2010 on assets held to support linked insurance liabilities following the strong rebound in stock markets in 2009. The value of our liabilities to policyholders is determined in line with the value of supporting assets, so to the extent that these lower investment gains were attributed to policyholders, there was a decrease in net insurance claims incurred and movements in liabilities to policyholders.

Net earned insurance premiums grew by 18.0% to HK$33,713m as successful sales campaigns drove strong growth, particularly in deferred annuity and unit-linked products. A life insurance product designed for high net worth individuals also performed well.

Net insurance claims incurred and movement in liabilities to policyholders increased by 8.7% in 2010 to HK$37,022m as increases in liabilities to policyholders arising from new business inflows were partly offset by lower investment returns in 2010 compared to 2009, as noted above.

Gains less losses from financial investments increased to HK$937m compared to HK$117m in 2009, mainly due to gains from the disposal of available-for-sale investments in Balance Sheet Management in the first half of 2010. In January 2010, we increased our stake in Bao Viet Holdings from 10.3% to 18.0% and accounted for it as an associate from then, leading to an accounting gain of HK$386m.

Other operating income increased by 33.3% to HK$12,714m largely due to an increase in PVIF, reflecting higher life insurance sales, as well as the gain recognised on the sale of HSBC Private Equity (Asia) Limited to its management, partly offset by the non-recurrence of a gain on sale of a property in 2009.

Loan impairment charges and other credit risk provisions decreased by 77.2% to HK$883m, reflecting the recovery in economic conditions. There were fewer large specific impairments in CMB and GB&M as credit conditions improved. Loan impairment charges also fell in PFS, mainly on unsecured lending as unemployment and bankruptcy levels fell.

Operating expenses rose by 13.4% as the business grew and the economy recovered. We continued to hire both customer facing and support staff to meet growing business demand. Marketing costs rose, notably in PFS due to the launch of several large campaigns, including for Advance and credit cards, and rising transaction volumes led to increased back office and support costs.

Rest of Asia-Pacific reported pre-tax profits of HK$35,695m compared with HK$25,775m in 2009, an increase of 38.5%. The economic performance of the region was reflected in a recovery in trade volumes, an increase in our customers' appetite for investment-related products, strong growth in lending balances and a significant decline in loan impairment charges. There was also a significant increase in the contribution from associates in mainland China. These factors contributed to the increased profitability, offset by a rise in operating expenses to support this growth.

During 2010 we continued to target growth particularly in the key regional markets of mainland China, India, Indonesia, Singapore, Malaysia and Australia. We have consolidated our position as the leading foreign bank in mainland China with 106 outlets in 27 cities, 16 rural bank outlets and 38 Hang Seng outlets in 13 cities. We maintained our leadership in the development of renminbi-related products and now have renminbi settlement capability in 36 countries covering all six continents. In July 2010 we agreed to acquire a substantial part of The Royal Bank of Scotland Group plc's commercial and retail businesses in India. In Malaysia, four additional Amanah branches were opened and our first Amanah branch opened in Bangladesh, further expanding our footprint in this sector.

Net interest income increased by 9.6%, following strong loan growth throughout the region as business and consumer confidence increased, partly offset by narrower asset spreads in the face of strong competition. Higher lending balances resulted from business growth in both GB&M and CMB across the key regional markets of mainland China, Singapore, India, Australia, Malaysia and Indonesia. This reflected our targeted business strategy and the recovery in trade volumes across the region. PFS lending balances also rose, mainly in the mortgage book, most notably in Singapore, Australia and Malaysia, as well as in Taiwan and mainland China, supported by successful marketing campaigns.

Narrower asset spreads were also the result of a shift to lower risk customers following the managed reduction of certain unsecured lending portfolios, most notably in India.

Customer deposits grew by 19.9%, primarily in mainland China, Singapore and Australia, as a result of a targeted strategy to attract new customers in higher value segments, coupled with improved economic conditions in the region.

Balance Sheet Management income declined from the very strong results in 2009 as higher yielding trades matured, interest rates generally remained low and yield curves flattened.

Net fee income was 27.3% higher, with particular growth in GB&M following an increase in funds under management driven by inflows and an improvement in equity markets. There was also an increase in trade-related fees, credit facilities and payments and cash management in CMB as trade activity recovered. In PFS fee income also rose from the increased sales of investment and insurance products.

Net trading income declined by 0.6%, as reduced market volatility led to lower Credit and Rates trading income. In India, Rates trading income fell as gains achieved in 2009 from narrowing bond yields did not recur. Lower trading revenues in South Korea reflected a non-recurrence of one-off gains recognised in 2009. This was partly offset by higher foreign exchange income in mainland China, India and Malaysia as a result of strong volumes on the back of economic growth and increased client hedging requirements. Interest income from trading activities also increased, resulting from increased holdings of debt securities.

Net income from financial instruments designated at fair value was HK$303m, compared with HK$868m in 2009. The movement was due to higher revaluation gains in 2009 on assets held to support insurance business liabilities as equity markets had experienced a strong rebound. To the extent that the lower investment gains in 2010 were attributed to policyholders, there was a lower increase in net insurance claims incurred and movement in liabilities to policyholders.

Gains less losses from financial investments recorded income of HK$1,079m compared to a loss of HK$248m in 2009 as a result of a gain on disposal of an equity investment in a Singaporean property company, coupled with gains on sales of other available-for-sale investments and the non-recurrence of impairments reported in 2009.

Other operating income increased by 30.7% to HK$2,282m. This was primarily due to an increase in PVIF reflecting higher new life insurance sales in Taiwan, mainland China and Malaysia, as well as recoveries against initial fair values on loan portfolios acquired with PT Bank Ekonomi Raharja Tbk in Indonesia and from The Chinese Bank Co., Ltd in Taiwan.

Net earned insurance premiums increased by 23.0% to HK$3,480m, largely due to higher sales in Taiwan, mainland China and Malaysia, primarily from successful product launches and marketing campaigns. Growth in the insurance business resulted in a related increase in net insurance claims incurred and movement in liabilities to policyholders, which was more than offset by the lower investment gains reported above in net income from financial instruments designated at fair value.

Loan impairment charges and other credit risk provisions decreased by 49.2% to HK$3,736m. Loan impairment charges fell in PFS, most notably in India as certain unsecured and higher risk lending portfolios were managed down, and as economic and credit conditions improved across the region. Fewer specific impairments were recognised in CMB as a result of the recovery in the economic environment. These were partly offset by certain specific impairment charges in GB&M incurred in Singapore.

Operating expenses increased by 16.8% to HK$32,183m in support of business growth and to capitalise on the region's economic recovery. Examples were the ongoing expansion of the branch network in mainland China and opening of the new headquarters in Shanghai, as well as the local incorporation and expansion of the Taiwan operations. Staff numbers rose to support business expansion, particularly in the key regional markets of mainland China, Indonesia, Singapore and Australia. Higher marketing costs were incurred in India, Australia, Taiwan, Singapore and Malaysia and higher business volumes led to increased intercompany processing costs.

Share of profit from associates and joint ventures in the region increased by 42.0% to HK$10,912m, with a higher contribution from Bank of Communications due to lending growth and higher net fee income from cards, wealth management and settlement activity. Growth in lending and an increase in fee income led to a higher contribution from Industrial Bank.
Consolidated Income Statement
	Year ended	Year ended
	31 December	31 December
Figures in HK$m	2010	2009
		(restated1)

Interest income	85,523	82,550
Interest expense	(23,647)	(24,118)
Net interest income	61,876	58,432
Fee income	41,657	35,583
Fee expense	(6,374)	(5,305)
Net fee income	35,283	30,278
Net trading income	20,716	20,526
Net income from financial instruments
designated at fair value	3,757	7,259
Gains less losses from financial investments	2,016	(131)
Dividend income	564	364
Net earned insurance premiums	37,193	31,395
Other operating income	10,004	7,006
Total operating income	171,409	155,129
Net insurance claims incurred and
movement in policyholders' liabilities	(39,843)	(37,131)
Net operating income before loan
impairment charges and other credit
risk provisions	131,566	117,998
Loan impairment charges and other
credit risk provisions	(4,619)	(11,235)
Net operating income	126,947	106,763
Employee compensation and benefits	(32,766)	(28,585)
General and administrative expenses	(22,389)	(19,487)
Depreciation of property, plant and
equipment	(3,425)	(3,162)
Amortisation and impairment of intangible assets	(1,664)	(1,177)
Total operating expenses	(60,244)	(52,411)
Operating profit	66,703	54,352
Share of profit in associates and
joint ventures	11,182	7,741
Profit before tax	77,885	62,093
Tax expense	(14,608)	(11,883)
Profit for the year	63,277	50,210

Profit attributable to shareholders	57,597	45,396
Profit attributable to non-controlling interests	5,680	4,814

1. Restated for the amendment of HKAS 17 'Leases'. See Note 27 for further information

Consolidated Statement of Comprehensive Income

	Year ended	Year ended
	31 December	31 December
Figures in HK$m	2010	2009
		(restated1)

Profit for the year	63,277	50,210

Available-for-sale investments:
- fair value changes taken to equity	18,252	31,250
- fair value changes transferred to the income statement
on disposal	(2,076)	(1,174)
- amounts derecognised on deconsolidation	(1,849)	-
- amounts transferred to the income statement on impairment	(24)	472
- fair value changes transferred to the income statement
on hedged items due to hedged risk	(500)	483
- income taxes	330	(1,241)

Cash flow hedges:
- fair value changes taken to equity	654	1,650
- fair value changes transferred to the income statement	(1,591)	(3,026)
- income taxes	155	204

Property revaluation:
- fair value changes taken to equity	9,936	4,588
- income taxes	(1,766)	(639)

Share of changes in equity of associates and joint ventures	(66)	212
Exchange differences	8,881	5,344
Actuarial (losses)/gains on post-employment benefits
- before income taxes	(807)	3,606
- income taxes	149	(559)
	29,678	41,170

Total comprehensive income for the year, net of tax	92,955	91,380

Total comprehensive income for the year attributable to:
- shareholders	86,473	84,133
- non-controlling interests	6,482	7,247
	92,955	91,380

1. Restated for the amendment of HKAS 17 'Leases'. See Note 27 for further information

Consolidated Balance Sheet
	At 31 December	At 31 December
Figures in HK$m	2010	2009
		(restated1)

ASSETS
Cash and short-term funds	807,985	892,175
Items in the course of collection from other banks	16,878	15,528
Placings with banks maturing after one month	149,557	107,070
Certificates of deposit	73,247	37,388
Hong Kong Government certificates of indebtedness	148,134	135,414
Trading assets	390,208	322,731
Financial assets designated at fair value	54,604	48,087
Derivatives	302,622	235,171
Advances to customers	1,891,060	1,350,644
Financial investments	826,662	882,689
Amounts due from Group companies	137,633	134,511
Interests in associates and joint ventures	75,568	53,683
Goodwill and intangible assets	29,690	25,069
Property, plant and equipment	72,347	58,810
Deferred tax assets	2,515	2,668
Retirement benefit assets	301	292
Other assets	60,907	58,818
Total assets	5,039,918	4,360,748

LIABILITIES
Hong Kong currency notes in circulation	148,134	135,414
Items in the course of transmission to other banks	26,495	22,960
Deposits by banks	167,827	111,206
Customer accounts	3,313,244	2,944,539
Trading liabilities	151,534	154,366
Financial liabilities designated at fair value	40,327	36,709
Derivatives	309,838	232,846
Debt securities in issue	59,283	43,396
Retirement benefit liabilities	4,713	3,922
Amounts due to Group companies	83,128	50,842
Other liabilities and provisions	70,946	55,982
Liabilities under insurance contracts issued	177,970	144,928
Current tax liabilities	4,419	4,119
Deferred tax liabilities	11,913	10,503
Subordinated liabilities	21,254	21,181
Preference shares	101,458	101,208
Total liabilities	4,692,483	4,074,121

1. Restated for the amendment of HKAS 17 'Leases'. See Note 27 for further information

	At 31 December	At 31 December
Figures in HK$m	2010	2009
		(restated1)

EQUITY
Share capital	22,494	22,494
Other reserves	124,382	89,603
Retained profits	161,254	139,255
Proposed fourth interim dividend	12,000	8,850
Total shareholders' equity	320,130	260,202
Non-controlling interests	27,305	26,425
Total equity	347,435	286,627
Total equity and liabilities	5,039,918	4,360,748

1. Restated for the amendment of HKAS 17 'Leases'. See Note 27 for further information

Consolidated Statement of  Changes in Equity

	At 31 December	At 31 December
Figures in HK$m	2010	2009
		(restated1)

Share capital
At beginning and end of year	22,494	22,494

Retained profits and proposed dividend
At beginning of year	148,105	134,260
Dividends to shareholders	(26,850)	(28,840)
Movement in respect of share-based payment arrangements	159	330
Changes in ownership interest in subsidiaries	(88)	-
Other movements	10	(73)
Transfers	(4,913)	(5,348)
Total comprehensive income for the year	56,831	47,776
	173,254	148,105

Other reserves
Property revaluation reserve
At beginning of year	22,983	20,442
Other movements	1	(16)
Transfers	(609)	(1,004)
Total comprehensive income for the year	7,605	3,561
	29,980	22,983

Available-for-sale investment reserve
At beginning of year	43,385	15,103
Other movements	4	(11)
Transfers	(4)	(1)
Total comprehensive income for the year	14,168	28,294
	57,553	43,385

Cash flow hedging reserve
At beginning of year	848	1,833
Total comprehensive expense for the year	(742)	(985)
	106	848

Foreign exchange reserve
At beginning of year	6,998	1,666
Total comprehensive income for the year	8,791	5,332
	15,789	6,998

1. Restated for the amendment of HKAS 17 'Leases'. See Note 27 for further information

	At 31 December	At 31 December
Figures in HK$m	2010	2009
		(restated1)

Other reserves
At beginning of year	15,389	9,683
Movement in respect of share-based payment arrangements	219	(800)
Transfers	5,526	6,353
Other movements	-	(2)
Total comprehensive (expense)/income for the year	(180)	155
	20,954	15,389

Total shareholders equity
At beginning of year	260,202	205,481
Dividends to shareholders	(26,850)	(28,840)
Movement in respect of share-based payment arrangements	378	(470)
Change in ownership interest in subsidiaries	(88)	-
Other movements	15	(102)
Total comprehensive income for the year	86,473	84,133
	320,130	260,202

Non-controlling interests
At beginning of year	26,425	24,139
Dividends to shareholders	(3,899)	(4,830)
Movement in respect of share-based payment arrangements	36	37
Changes in non-controlling interests on deconsolidation	(1,708)	-
Other movements	(31)	(168)
Total comprehensive income for the year	6,482	7,247
	27,305	26,425

Total equity
At beginning of year	286,627	229,620
Dividends to shareholders	(30,749)	(33,670)
Movement in respect of share-based payment arrangements	414	(433)
Change in ownership interest in subsidiaries	(88)	-
Changes in non-controlling interests on deconsolidation	(1,708)	-
Other movements	(16)	(270)
Total comprehensive income for the year	92,955	91,380
	347,435	286,627

1. Restated for the amendment of HKAS 17 'Leases'. See Note 27 for further information

Consolidated Cash Flow Statement

	Year ended	Year ended
	31 December	31 December
Figures in HK$m	2010	2009

Operating activities
Cash (used in)/generated from operations	(107,924)	123,789
Interest received on financial investments	12,711	15,420
Dividends received on financial investments	560	306
Dividends received from associates	2,768	2,565
Taxation paid	(13,269)	(10,239)

Net cash (outflow)/inflow from operating activities	(105,154)	131,841

Investing activities
Purchase of financial investments	(475,669)	(533,217)
Proceeds from sale or redemption of financial
investments	548,115	423,421
Purchase of property, plant and equipment	(6,165)	(1,984)
Proceeds from sale of property, plant and equipment and assets held for sale	63	1,848
Purchase of other intangible assets	(1,373)	(1,271)
Net cash (outflow)/inflow in respect of the acquisition
of and increased shareholding in subsidiary companies	(127)	15,271
Net cash outflow in respect of the sale of
subsidiaries	(13)	-
Net cash outflow in respect of the purchase of
interests in associates and joint ventures	(10,676)	(43)
Net cash inflow from the sale of interests in business portfolios	-	251
Proceeds from the sale of interests in associates	136	20
Net cash inflow/(outflow) from investing activities	54,291	(95,704)

Net cash (outflow)/inflow before financing	(50,863)	36,137

Financing
Issue of preference share capital	-	8,282
Change in non-controlling interests	(24)	(160)
Repayment of subordinated liabilities	(2,055)	(659)
Issue of subordinated liabilities	1,533	-
Ordinary dividends paid	(26,850)	(28,840)
Dividends paid to non-controlling interests	(3,899)	(4,830)
Interest paid on preference shares	(3,118)	(4,034)
Interest paid on subordinated liabilities	(582)	(741)
Net cash outflow from financing	(34,995)	(30,982)

(Decrease)/increase in cash and cash equivalents	(85,858)	5,155

Additional Information

1. Net interest income

	Year ended	Year ended
	31 December	31 December
Figures in HK$m	2010	2009

Net interest income	61,876	58,432
Average interest-earning assets	3,388,861	3,047,570
Net interest spread	1.75%	1.86%
Net interest margin	1.83%	1.92%

Net interest income increased by HK$3,444m or 5.9% compared to 2009 on the back of strong loan growth across customer groups, weighted towards the second half of the year. Net interest income continued to be affected by the compression of asset spreads and the low interest rate environment constrained deposit spreads.

Average interest-earning assets increased by HK$341,291m or 11.2% compared to 2009. Loans and advances to customers increased significantly as the economy strengthened across the region. Loan growth was most significant in CMB and GB&M, notably in commercial, industrial and international trade-related lending, and the buoyant property market led to increased commercial real estate and mortgage lending.

Net interest margin decreased to 1.83%, a reduction of nine basis points when compared to 2009. The lower interest margin reflects the continued pressure on asset spreads. Net interest spread declined by 11 basis points to 1.75%. The contribution of net free funds increased by two basis points to eight basis points, reflecting the growth in the deposit base, offset by margin pressure.

In Hong Kong, the bank recorded a drop in net interest margin of 14 basis points to 1.38% for the year. Asset yields remained under pressure, particularly in HIBOR-linked residential mortgages which were launched early in 2010 and accounted for most new mortgage drawdowns by year end, as well as in trade-related lending. The margin in the second half improved to 1.40% from 1.35% in the first half, as a greater proportion of the commercial surplus was directed towards customer lending.

At Hang Seng Bank, the net interest margin declined by 20 basis points to 1.91% while the net interest spread also declined by 20 basis points to 1.86%. Strong growth in customer advances was partly offset by the continuing compression of margins, and the re-pricing of assets at lower market rates reduced the contribution from Balance Sheet Management.

In the Rest of Asia-Pacific, net interest margin was 2.04%, 15 basis points lower than 2009. Net interest spread narrowed by 10 basis points to 1.89%. The lower margin reflected continued pressure on asset spreads and the shift to lower risk customers. Strong loan growth across the region, notably in Singapore and mainland China, led to a 9.6% increase in net interest income.

2. Net fee income

Figures in HK$m	2010	2009

Funds under management	4,658	3,327
Unit trusts	3,218	1,719
Account services	2,314	2,181
Credit facilities	2,642	2,025
Trade finance	4,171	3,744
Remittances	2,457	2,059
Securities/stockbroking	8,744	8,628
Cards	5,963	5,673
Insurance	626	478
Other	6,864	5,749

Fee income	41,657	35,583

Fee expense	(6,374)	(5,305)

	35,283	30,278

Net fee income increased by HK$5,005m, or 16.5%, compared to 2009.

Income from funds under management was 40.0% higher than in 2009 as improved investor sentiment led to fund inflows and equity markets continued to perform strongly.

Fees from unit trusts rose by 87.2%, with notable increases coming from Hong Kong, Taiwan, India and Singapore. The launch of new products, marketing campaigns and improved investor sentiment led to a significant increase in business.

Fees from credit facilities increased by 30.5% as demand for credit was strong and more syndicated loans were arranged for large corporates, especially in Hong Kong, India and Singapore. Fees from remittances and trade finance were up 19.3% and 11.4% respectively, with higher transaction volumes particularly in Hong Kong, mainland China and Singapore.

Fee income from cards rose as transaction volumes and overseas spending increased, notably in Hong Kong and Indonesia, as well as an increase in card issuance in Australia.

Other fee income rose by 19.4%, driven by higher fees from the Mandatory Provident Fund, the completion of several large project advisory transactions in Hong Kong, Japan and Singapore, along with fees generated from a number of equity underwriting participations, notably in Hong Kong and Singapore.

3. Net trading income

Figures in HK$m	2010	2009

Dealing profits	15,484	16,275
Net loss from hedging activities	(11)	(23)
Net interest income on trading assets and liabilities	4,767	3,853
Dividend income from trading securities	476	421

	20,716	20,526

Net trading income increased by HK$190m, or 0.9%.

Dealing profits fell by 4.9% or HK$791m, reflecting the exceptional profit captured last year, mainly from gains on held-for-trading investments as well as Rates trading, which benefited from volatile market conditions in 2009, especially in Hong Kong, India and South Korea. In 2010, foreign exchange income grew as economic growth led to increased client demand, especially in Hong Kong, mainland China, Japan, India and Malaysia. Increased client hedging requirements also led to higher foreign exchange income, notably in mainland China and Malaysia.

Interest on trading assets and liabilities rose by HK$914m, or 23.7%, primarily due to an increase in trading debt securities, notably in Hong Kong and India.

4. Gains less losses from financial investments

Figures in HK$m	2010	2009

Gains on disposal of available-for-sale securities	2,365	1,191
Impairment of available-for-sale equity investments	(349)	(1,322)
	2,016	(131)

Gains on disposal of available-for-sale securities increased by HK$1,174m. This was mainly attributable to the sale of debt securities in Hong Kong and an equity stake in a property company in Singapore. There was also a gain on the reclassification of Bao Viet Holdings to an associate following the purchase of additional shares in January 2010. The gain in 2009 included the disposal of Visa Inc. shares.

Impairment of available-for-sale equity investments decreased HK$973m in 2010 as improved market conditions generally reduced the level of write-downs of strategic investments in the year.

5. Other operating income

Figures in HK$m	2010	2009
		(restated1)

Rental income from investment properties	170	169
Movement in present value of in-force insurance business	4,106	2,888
Gains on investment properties	483	262
Gains on disposal of property, plant and equipment, and assets
held for sale	13	410
Gain/(loss) on disposal of subsidiaries, associates and business portfolios	603	(6)
Surplus/(deficit) arising on property revaluation	102	(109)
Other	4,527	3,392
	10,004	7,006

1. Restated for the amendment of HKAS 17 'Leases'. See Note 27 for further information

The movement in the present value of in-force insurance business rose substantially in 2010, primarily due to an increase in sales of life insurance products in Hong Kong during the year.

Gains on investment properties increased reflecting the favourable property market conditions in Hong Kong in 2010. The profit on disposal of property, plant and equipment, and assets held for sale was lower following the profit on sale of a property in Hong Kong in 2009.

The gain on disposal of subsidiaries, associates and business portfolios mainly represented gains recognised following the sale of the private equity businesses during the year.

The increase in 'Other' largely comprises higher recoveries of IT and other operating costs from shared services activities incurred on behalf of fellow Group companies. It also included recoveries against initial fair value on loan portfolios acquired with Bank Ekonomi in Indonesia and from The Chinese Bank in Taiwan.

6. Insurance income

Included in the consolidated income statement are the following revenues earned by the insurance business:

Figures in HK$m	2010	2009

Net interest income	5,832	4,691
Net fee income	1,070	768
Net trading loss	(5)	(8)
Net income from financial instruments
designated at fair value	3,371	6,150
Gains less losses from financial investments	386	(7)
Dividend income	-	29
Net earned insurance premiums	37,193	31,395
Movement in present value of in-force business	4,106	2,888
Other operating income	70	29
	52,023	45,935
Net insurance claims incurred and movement
in policyholders' liabilities	(39,843)	(37,131)

Net operating income	12,180	8,804

Net interest income increased 24.3% as funds under management grew, including from the Mandatory Provident Fund (MPF) and Occupational Retirement Schemes Ordinance (ORSO). Net fee income increased 39.3% from rising fund balances in both MPF and ORSO and favourable fund valuations from improved equity market performance in 2010.

Net income from financial instruments designated at fair value declined by 45.2% due to lower revaluation gains on equities supporting unit-linked insurance funds. The larger revaluation gains in 2009 reflected the strong rebound in equity markets, whereas in 2010 markets rose more modestly. To the extent that gains on revaluation are recognised here, an offsetting movement is reported under 'Net insurance claims incurred and movements in policyholders' liabilities'.

In January 2010 we increased our stake in Bao Viet Holdings, Vietnam's leading insurance and financial services group, from 10.3% to 18.0% and treated it as an associate from then. This led to the accounting gain of HK$386m which is included in gains less losses from financial investments.

Net insurance premiums rose by 18.5%, mainly from higher sales of the deferred annuity and unit-linked products. Non-life premiums also increased through improved sales on medical, accident and health and general liability products.

The movement in present value of in-force business increased by 42.2% reflecting higher new life insurance sales during the year.

7. Loan impairment charges and other credit risk provisions

Figures in HK$m	2010	2009

Net charge for impairment of customer advances

- Individually assessed impairment allowances:
New allowances	3,605	5,504
Releases	(1,069)	(1,135)
Recoveries	(322)	(188)
	2,214	4,181
- Net charge for collectively assessed
impairment allowances	2,474	6,498
	4,688	10,679

Net charge for other credit risk provisions	(69)	556

Net charge for loan impairment and
other credit risk provisions	4,619	11,235

The net charge for loan impairment and other credit risk provisions decreased by HK$6,616m or 58.9% compared to 2009.

The net charge for individually assessed allowances decreased HK$1,967m as a number of large specific impairment charges recorded in 2009 did not recur, specifically for customers in Hong Kong, India and the Private Equity business. The overall decline was partly offset by an impairment charge against a specific GB&M exposure.

The net charge for collectively assessed impairment allowances fell by HK$4,024m, mainly driven by a managed reduction in cards and unsecured lending portfolios in India. Hong Kong has also experienced lower impairment charges against credit cards reflecting an improvement in delinquency rates. The improved economic environment also contributed to lower charges against corporate portfolios.

Net charge for other credit risk provisions fell primarily due to lower impairment charges and some impairment releases against asset-backed securities in 2010.

8. Employee compensation and benefits

Figures in HK$m	2010	2009

Wages and salaries	30,412	26,514
Social security costs	736	698
Retirement benefit costs	1,618	1,373
	32,766	28,585

Staff numbers by region1
	At 31 December	At 31 December
	2010	2009

Hong Kong	27,892	26,192
Rest of Asia-Pacific	44,675	42,582
Total	72,567	68,774

1 Full-time equivalent

Total employee compensation and benefits rose by HK$4,181m, or 14.6%. Wages and salaries were HK$3,898m higher, due to the annual salary increment in early 2010 and higher performance related pay reflecting the overall 2010 performance, along with the increase in staff numbers in both frontline and support functions.

Higher headcount in 2010 reflected the ongoing expansion in a number of countries, including Hong Kong, mainland China, Indonesia, Taiwan, Singapore and Australia.

9. General and administrative expenses

Figures in HK$m	2010	2009
		(restated1)

Premises and equipment
- Rental expenses	2,749	2,747
- Amortisation of prepaid operating lease payments	18	18
- Other premises and equipment	3,496	3,192
	6,263	5,957

Marketing and advertising expenses	3,891	3,168

Other administrative expenses	12,254	10,368

Litigation and other provisions	(19)	(6)

	22,389	19,487

1. Restated for the amendment of HKAS 17 'Leases'. See Note 27 for further information

General and administrative expenses increased by 14.9%, or HK$2,902m in 2010.

Charges in respect of premises and equipment were up HK$306m, or 5.1%, with higher costs in Hong Kong from rising property and IT network rental charges. In the rest of Asia Pacific, increases in mainland China and Malaysia mainly reflected ongoing local business expansion through the opening of new branches and country headquarters.

Other administrative expenses increased by HK$1,886m, or 18.2%, on the back of increasing recruitment, consultancy, business travel and processing expenditure across the region to support growing business activities. Meanwhile, marketing expenses were 22.8% or HK$723m higher, as more marketing activity was carried out for propositions such as Advance, Premier, Cards and wealth management. These activities were undertaken to capitalise on the region's continued economic strength.

10. Share of profit in associates and joint ventures

Share of profit in associates and joint ventures principally included the group's share of post-tax profits from Bank of Communications and Industrial Bank, less the amortisation of intangible assets arising on acquisition.

11. Tax expense

The tax expense in the consolidated income statement comprises:

Figures in HK$m	2010	2009
		(restated1)

Current income tax
- Hong Kong profits tax	6,471	5,839
- Overseas taxation	7,587	6,175
Deferred taxation	550	(131)
	14,608	11,883

1. Restated for the amendment of HKAS 17 'Leases'. See Note 27 for further information

The effective rate of tax for 2010 was 18.8% compared with 19.1% in 2009.

12. Dividends
	2010		2009
	HK$	HK$m	HK$	HK$m
	per share		per share

Dividends paid on ordinary share capital
- In respect of the previous financial year,
approved and paid during the year	0.98	8,850	1.24	11,170
- In respect of the current financial year	2.01	18,000	1.95	17,670
	2.99	26,850	3.19	28,840

The Directors have declared a fourth interim dividend in respect of the financial year ended 31 December 2010 of HK$12,000m (HK$1.33 per ordinary share).

13. Advances to customers

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Gross advances to customers	1,904,054	1,364,924

Impairment allowances
- Individually assessed	(8,259)	(8,088)
- Collectively assessed	(4,735)	(6,192)
	(12,994)	(14,280)
Net loans and advances to customers	1,891,060	1,350,644

Allowances as a percentage of gross advances
to customers:
- Individually assessed	0.43%	0.59%
- Collectively assessed	0.25%	0.46%
Total allowances	0.68%	1.05%

14. Impairment allowances against advances to customers

	Individually	Collectively
	assessed	assessed
Figures in HK$m	allowances	allowances	Total

At 1 January 2010	8,088	6,192	14,280
Amounts written off	(1,995)	(5,326)	(7,321)
Recoveries of advances written off in
previous years	322	1,442	1,764
Net charge to income statement (Note 7)	2,214	2,474	4,688
Unwinding of discount on loan impairment	(81)	(243)	(324)
Exchange and other adjustments	(289)	196	(93)

At 31 December 2010	8,259	4,735	12,994

15. Impaired advances to customers and allowances

The geographical information shown below, and in notes 16, 17 and 18, has been classified by location of the principal operations of the subsidiary or, in the case of the bank, by location of the branch responsible for advancing the funds.

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2010

Advances to customers that are considered to be impaired are as follows:

Gross impaired advances	4,987	11,294	16,281

Individually assessed allowances	(2,615)	(5,644)	(8,259)
	2,372	5,650	8,022

Individually assessed allowances as a
percentage of gross impaired advances	52.4%	50.0%	50.7%

Gross impaired advances as a percentage
of gross advances to customers	0.5%	1.3%	0.9%

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2009

Advances to customers that are considered to be impaired are as follows:

Gross impaired advances	6,358	9,838	16,196

Individually assessed allowances	(3,724)	(4,364)	(8,088)
	2,634	5,474	8,108

Individually assessed allowances as a
percentage of gross impaired advances	58.6%	44.4%	49.9%

Gross impaired advances as a percentage
of gross advances to customers	0.8%	1.6%	1.2%

Impaired advances to customers are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

The individually assessed allowances are made after taking into account the value of collateral in respect of such advances.

16. Overdue advances to customers
		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2010

Gross advances to customers that have
been overdue with respect to either
principal or interest for periods of:

- more than three months but not more than six months	341	1,906	2,247

- more than six months but not more than one year	974	825	1,799

- more than one year	2,234	4,345	6,579
	3,549	7,076	10,625

Overdue advances to customers as a
percentage of gross advances to customers:

- more than three months but not more than six months	0.0%	0.2%	0.1%

- more than six months but not more than one year	0.1%	0.1%	0.1%

- more than one year	0.2%	0.5%	0.4%
	0.3%	0.8%	0.6%

	Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2009

Gross advances to customers that have
been overdue with respect to either
principal or interest for periods of:

- more than three months but not more than six months	583	2,728	3,311

- more than six months but not more than one year	1,206	1,888	3,094

- more than one year	1,963	2,865	4,828
	3,752	7,481	11,233

Overdue advances to customers as a
percentage of gross advances to customers:

- more than three months but not more than six months	0.1%	0.4%	0.2%

- more than six months but not more than one year	0.1%	0.3%	0.2%

- more than one year	0.3%	0.5%	0.4%
	0.5%	1.2%	0.8%

As at 31 December 2010 and 31 December 2009, there were no advances to banks and other financial institutions that were overdue for more than three months.

17. Rescheduled advances to customers

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2010

Rescheduled advances to customers	891	2,793	3,684

Rescheduled advances to customers as a
percentage of gross advances to customers	0.1%	0.3%	0.2%

At 31 December 2009

Rescheduled advances to customers	2,379	2,671	5,050

Rescheduled advances to customers as a
percentage of gross advances to customers	0.3%	0.4%	0.4%

Rescheduled advances to customers are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or the inability of the borrower to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for more than three months and which are included in 'Overdue advances to customers' (Note 16).

As at 31 December 2010 and 31 December 2009, there were no rescheduled advances to banks and other financial institutions.

18. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiaries, to manage associated risks

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2010

Residential mortgages	299,271	221,558	520,829

Hong Kong Government's Home
Ownership Scheme, Private Sector
Participation Scheme and Tenants
Purchase Scheme mortgages	27,496	-	27,496

Credit card advances	37,351	34,287	71,638

Other personal	47,874	37,779	85,653
Total personal	411,992	293,624	705,616

Commercial, industrial and
international trade	260,020	325,253	585,273

Commercial real estate	150,142	67,804	217,946

Other property-related lending	118,401	42,231	160,632

Government	18,185	3,223	21,408

Other commercial	78,676	93,569	172,245
Total corporate and commercial	625,424	532,080	1,157,504

Non-bank financial institutions	21,952	16,486	38,438

Settlement accounts	2,020	476	2,496
Total financial	23,972	16,962	40,934

Gross advances to customers	1,061,388	842,666	1,904,054

Impairment allowances	(4,793)	(8,201)	(12,994)

Net advances to customers	1,056,595	834,465	1,891,060

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2009

Residential mortgages	244,328	169,016	413,344

Hong Kong Government's Home
Ownership Scheme, Private Sector
Participation Scheme and Tenants
Purchase Scheme mortgages	26,801	-	26,801

Credit card advances	35,545	31,654	67,199

Other personal	41,384	35,550	76,934
Total personal	348,058	236,220	584,278

Commercial, industrial and
international trade	137,461	219,631	357,092

Commercial real estate	105,404	50,131	155,535

Other property-related lending	78,028	30,030	108,058

Government	3,416	4,615	8,031

Other commercial	56,821	55,312	112,133
Total corporate and commercial	381,130	359,719	740,849

Non-bank financial institutions	19,088	17,976	37,064

Settlement accounts	2,437	296	2,733
Total financial	21,525	18,272	39,797

Gross advances to customers	750,713	614,211	1,364,924

Impairment allowances	(6,136)	(8,144)	(14,280)

Net advances to customers	744,577	606,067	1,350,644

Net loans and advances in Hong Kong increased by HK$312.0bn, or 41.9%, during 2010. The increase was largely attributable to significant growth in Corporate and Commercial lending (up HK$244.3bn), with increases in all sectors, reflecting higher demand due to the general improvement in economic conditions. Personal lending increased by HK$63.9bn, largely driven by mortgage lending which increased by HK$54.9bn. The growth in mortgages came from a buoyant property market and the success of HIBOR-linked mortgages which accounted for the majority of new lending by year end.

In the Rest of Asia-Pacific, net advances to customers increased by HK$228.4bn, or 37.7%, of which the impact of foreign exchange translation was HK$46.5bn. The underlying increase was mainly from Corporate and Commercial lending (up HK$148.0bn). Residential mortgages increased by HK$36.6bn, with growth notably in Australia, Singapore, Malaysia, Taiwan, and mainland China.

19. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiaries in Hong Kong.

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Gross advances to customers for use in Hong Kong

Industrial, commercial and financial
Property development	83,565	50,034
Property investment	186,120	144,396
Financial concerns	12,346	9,442
Stockbrokers	1,993	1,155
Wholesale and retail trade	68,403	46,145
Manufacturing	37,284	27,318
Transport and transport equipment	24,764	21,543
Recreational activities	945	330
Information technology	5,844	5,336
Others	80,677	49,963
	501,941	355,662

Individuals
Advances for the purchase of flats under the
Hong Kong Government's Home Ownership Scheme,
Private Sector Participation Scheme
and Tenants Purchase Scheme	27,496	26,801
Advances for the purchase of other residential properties	267,133	217,626
Credit card advances	37,351	35,545
Others	36,634	32,641
	368,614	312,613

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Gross advances to customers for use in Hong Kong	870,555	668,275
Trade finance	135,650	54,015

Gross advances to customers for use outside Hong
Kong made by branches of the Bank and subsidiary
companies in Hong Kong	55,183	28,423

Gross advances to customers made by branches of
the Bank and subsidiary companies in Hong Kong	1,061,388	750,713

Gross advances to customers made by branches of
the Bank and subsidiary companies outside Hong Kong	842,666	614,211

Gross advances to customers	1,904,054	1,364,924

20. Cross-border exposure

The country risk exposures in the tables below are prepared in accordance with the HKMA Return of External Positions Part II: Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk. The tables show claims on individual countries and territories or areas, after risk transfer, amounting to 10% or more of the aggregate cross-border claims. Cross-border risk is controlled centrally through a well-developed system of country limits and is frequently reviewed to avoid concentration of transfer, economic or political risk.

Banks and
other		Public
financial		sector
Figures in HK$m	institutions	entities	Other	Total

At 31 December 2010

Americas
United States	104,109	93,618	48,703	246,430
Other	20,390	14,361	67,699	102,450
	124,499	107,979	116,402	348,880

Europe
United Kingdom	151,629	1,364	12,543	165,536
Other	128,561	58,372	21,594	208,527
	280,190	59,736	34,137	374,063

Asia-Pacific excluding Hong Kong
China	156,972	9,782	64,089	230,843
Other	95,700	132,909	211,971	440,580
	252,672	142,691	276,060	671,423

At 31 December 2009

Americas
United States	124,438	89,352	48,777	262,567
Other	20,249	10,595	45,805	76,649
	144,687	99,947	94,582	339,216

Europe
United Kingdom	228,935	854	13,247	243,036
Other	182,577	50,833	19,040	252,450
	411,512	51,687	32,287	495,486

Asia-Pacific excluding Hong Kong	197,633	92,634	178,339	468,606

21. Customer accounts

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Current accounts	643,850	536,350
Savings accounts	1,765,835	1,591,351
Other deposit accounts	903,559	816,838
	3,313,244	2,944,539

Customer accounts increased by HK$368.7bn, or 12.5%, during 2010.

In Hong Kong, customer accounts increased by HK$177.9bn, or 9.0%, and in the Rest of Asia-Pacific customer accounts increased by HK$190.8bn or 19.9 % as compared to 2009.

The group's advances-to-deposits ratio increased to 57.1% at 31 December 2010, from 45.9% at 31 December 2009 as more of the commercial surplus was deployed to customer lending.

22. Contingent liabilities, commitments and derivatives

a          Off-balance sheet contingent liabilities and commitments

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Contingent liabilities and financial guarantee contracts
- Guarantees and irrevocable letters of credit pledged as collateral security	164,145	142,469
- Other contingent liabilities	213	191
	164,358	142,660

Commitments
- Documentary credits and short-term trade-related transactions	45,572	32,079
- Forward asset purchases and forward forward deposits placed	1,299	1,308
- Undrawn formal standby facilities, credit lines and other commitments to lend	1,324,243	1,102,088
	1,371,114	1,135,475

The above table discloses the nominal principal amounts of third-party off-balance sheet transactions, the amounts relating to other contingent liabilities and the nominal principal amounts relating to financial guarantee contracts. Contingent liabilities and commitments are mainly credit-related instruments that include non-financial guarantees and commitments to extend credit. Contractual amounts represent the amounts at risk should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

b          Guarantees (including financial guarantee contracts)

The group provides guarantees and similar undertakings on behalf of both third-party customers and other entities within the group. These guarantees are generally provided in the normal course of the banking business. The principal types of guarantees provided, and the maximum potential amount of future payments that the group could be required to make at 31 December 2009, were as follows:
	At 31 December 2010	At 31 December 2009
Figures in HK$m

Guarantees in favour of third parties
Financial guarantee contracts1	23,538	20,561
Standby letters of credit that are financial guarantee contracts2	17,374	15,670
Other direct credit substitutes3	36,798	27,260
Performance bonds4	46,116	41,105
Bid bonds4	1,911	1,454
Standby letters of credit related to particular transactions4	8,653	3,699
Other transaction-related guarantees4	25,034	25,521
	159,424	135,270
Guarantees in favour of other HSBC Group entities	4,721	7,199
	164,145	142,469

1      Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss incurred because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. The amounts in the above table are nominal principal amounts.

2 Standby letters of credit that are financial guarantee contracts are irrevocable obligations on the part of the group to pay third parties when customers fail to make payments when due.
3 Other direct credit substitutes include re-insurance letters of credit and trade-related letters of credit issued without provision for the issuing entity to retain title to the underlying shipment.

4      Performance bonds, bid bonds, standby letters of credit and other transaction-related guarantees are undertakings by which the obligation on the group to make payment depends on the outcome of a future event.

The amounts disclosed in the above table reflect the group's maximum exposure under a large number of individual guarantee undertakings. The risks and exposures from guarantees are captured and managed in accordance with HSBC's overall credit risk management policies and procedures. Guarantees are subject to HSBC's annual credit review process.

c          Contingencies

The group is named in and defending legal actions in a number of jurisdictions, including Hong Kong, arising out of its normal business operations. None of the actions is regarded as material litigation, and none is expected to result in a significant adverse effect on the financial position of the group, either collectively or individually. Management believes that adequate provisions have been made in respect of such litigation.

23. Foreign exchange exposure

Foreign exchange exposures may be divided broadly into two categories: structural and non-structural. Structural exposures are normally long-term in nature and include those arising from investments in overseas subsidiaries, branches, associates and strategic investments as well as capital instruments denominated in currencies other than Hong Kong dollars. Non-structural exposures arise primarily from trading positions and balance sheet management activities. Non-structural exposures can arise and change rapidly. Foreign currency exposures are managed in accordance with the group's risk management policies and procedures.

The group had the following structural foreign currency exposures that exceeded 10% of the total net structural exposure in all foreign currencies:

Figures in HK$m	Net structural position

At 31 December 2010

Chinese renminbi	143,909
Indian rupee	31,178

At 31 December 2009

Chinese renminbi	108,347
Indian rupee	25,073

24. Capital adequacy

The Hong Kong Monetary Authority supervises the group on a consolidated basis and therefore receives information on the capital adequacy of, and sets capital requirements for, the group as a whole. Individual banking subsidiaries and branches are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

From 1 January 2009, the group migrated to the advanced internal ratings-based approach to calculate its credit risk for the majority of its non-securitisation exposures. The group continued to use the internal ratings-based (securitisation) approach to determine credit risk for its securitisation exposures. For market risk, the group used an internal models approach to calculate its general market risk and market risk relating to equity options. From 30 March 2009, the group adopted an internal models approach to calculate its market risk in respect of specific risk for the interest rate risk category. The group continued to use the standardised (market risk) approach for calculating other market risk positions and the standardised (operational risk) approach to calculate its operational risk.

During the year, the individual entities within the group and the group itself complied with all of the externally imposed capital requirements of the Hong Kong Monetary Authority.

There is no relevant capital shortfall in any of the group's subsidiaries that is not included in its consolidation group for regulatory purposes.

	2010	2009
	%	%
Capital ratio
Core capital ratio	11.7	12.2
Total capital ratio	14.7	16.1

	2010	2009
	HK$m	HK$m
Risk weighted assets
Credit risk	1,303,535	1,075,841
Counterparty credit risk	56,451	48,733
Market risk	35,251	31,848
Operational risk	216,866	214,532

Total	1,612,103	1,370,954

	2010	2009
	HK$m	HK$m
Core capital:

Share capital per balance sheet	22,494	22,494
Revaluation reserve capitalisation issue	(1,454)	(1,454)

Paid-up ordinary share capital	21,040	21,040

Paid-up irredeemable non-cumulative preference shares	51,714	51,590

Reserves per balance sheet	297,636	223,294
Proposed dividend	(12,000)	(8,850)
Unconsolidated subsidiaries	(26,320)	(19,913)
Cash flow hedging reserve	(106)	(848)
Regulatory reserve	(7,702)	(6,413)
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities and debt securities	(92,065)	(56,661)
Unrealised gains on equities and debt securities designated at fair value	(191)	(75)
Own credit spread	(231)	(64)

Total reserves included in core capital	159,021	130,470

Non-controlling interests per balance sheet	27,305	24,939
Non-controlling interests in unconsolidated investments	(2,574)	(4,295)
Regulatory adjustments to non-controlling interests	(2,002)	(1,742)

Non-controlling interests	22,729	18,902

Goodwill and intangible assets	(19,977)	(19,682)
50% of unconsolidated investments	(44,946)	(35,059)
50% of securitisation positions and other deductions	(192)	(40)

Deductions	(65,115)	(54,781)

Total core capital	189,389	167,221

	2010	2009
	HK$m	HK$m
Supplementary capital:
Paid-up irredeemable cumulative preference shares	16,557	16,517
Perpetual subordinated debt	9,404	9,393
Paid-up term preference shares	33,035	32,956
Term subordinated debt	17,957	14,406
Property revaluation reserves1	7,977	6,742
Available-for-sale equities and debt securities revaluation reserves2	3,194	3,961
Unrealised gains on equities and debt securities designated at fair value	86	34
Regulatory reserve3	1,100	937
Collective impairment allowances3	625	858
Excess impairment allowances over expected losses4	2,534	2,686

Supplementary capital before deductions	92,469	88,490

50% of unconsolidated investments	(44,946)	(35,059)
50% of securitisation positions and other deductions	(192)	(40)

Deductions	(45,138)	(35,099)

Total supplementary capital	47,331	53,391

Capital base5	236,720	220,612

1 Includes the revaluation surplus on investment properties which is reported as part of retained profits and adjustments made in accordance with the Banking (Capital) Rules issued by the HKMA.
2 Includes adjustments made in accordance with the Banking (Capital) Rules issued by the HKMA.

3      Total regulatory reserve and collective provisions are apportioned between the standardised approach and internal ratings-based approach in accordance with the Banking (Capital) Rules issued by the HKMA. Those apportioned to the standardised approach are included in supplementary capital. Those apportioned to the internal ratings-based approach are excluded from supplementary capital.

4 Excess impairment allowances over expected losses are applicable to non-securitisation exposures calculated by using the internal ratings based approach.
5 The 2009 capital base, risk weighted assets and capital ratios have not been restated for the effects of HKAS17 'Leases'.

25. Liquidity ratio

The Hong Kong Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio of 25%, calculated in accordance with the provisions of the Fourth Schedule of the Banking Ordinance. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies that are Authorised Institutions under the Banking Ordinance in Hong Kong.

	2010	2009

The average liquidity ratio for the year was as follows:

Hong Kong branches of the bank	39.3%	50.4%

26. Property revaluation

The group's land and buildings and investment properties were revalued at 30 November 2010, updated for any material changes at 31 December 2010. The basis of valuation for land and buildings and investment properties was open market value, depreciated replacement cost or surrender value. In determining the open market value of investment properties, expected future cash flows have been discounted to their present values. The net book value of 'Land and buildings' includes HK$8,931m in respect of properties which were valued using the depreciated replacement cost method or surrender value.

Land and buildings and investment properties in Hong Kong, the Macau SAR and mainland China, representing 95% by value of the group's properties subject to valuation, were valued by DTZ Debenham Tie Leung Limited who have recent experience in these locations and types of properties. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. Properties in 11 countries, which represent 5% by value of the group's properties, were valued by different independent professionally qualified valuers.

The surplus on property revaluation was HK$10,521m. Amounts of HK$7,513m and HK$585m were credited to the property revaluation reserve and the income statement respectively. The amount credited to the property revaluation reserve of HK$7,513m is stated after deduction of non-controlling interests of HK$796m and deferred tax of HK$1,627m. The amount credited to the income statement comprises the surplus of HK$483m on revaluation of investment properties, less HK$102m relating to the reversal of previous revaluation deficits that arose when the value of certain land and buildings fell below depreciated historical cost or surrender value, or when land and buildings were newly acquired with revaluation losses.

27. Accounting policies

The accounting policies applied in preparing this news release are the same as those applied in preparing the financial statements for the year ended 31 December 2009, as disclosed in the Annual Report and Accounts 2009, with the exception set out below.

Hong Kong Accounting Standard 17, 'Leases' (HKAS 17) has been amended with effect from 1 January 2010 ("the amendment") as part of the 'Improvements to HKFRS' issued in May 2009. Since 2005, and prior to the amendment, a number of significant interests in long-term leasehold land owned by the group were recorded as prepaid operating leases, measured at historical cost less amortisation and included within 'Other assets' in the balance sheet. Following the application of the amendment in 2010, such interests are reclassified as prepaid finance leases on the basis that substantially all of the risks and rewards of ownership have been transferred to the group. They are included within 'Property, plant and equipment' in the balance sheet and carried at valuation. The amendment has been applied retrospectively and the corresponding prior-year comparatives have been adjusted accordingly.

The following primary financial statement lines have been impacted by the amendment of HKAS 17:

	As reported	Adjustment	Restated
	HK$m	HK$m	HK$m
Year ended 31 December 2009
Profit for the year	50,644	(434)	50,210
Total comprehensive income	88,614	2,766	91,380
Profit attributable to non-controlling interests	4,836	(22)	4,814

As at 31 December 2009
Property, plant and equipment	36,327	22,483	58,810
Other assets	62,256	(3,438)	58,818
Deferred tax liabilities	7,358	3,145	10,503
Other reserves	75,213	14,390	89,603
Retained profits	139,231	24	139,255
Non-controlling interests	24,939	1,486	26,425

28. Events after the balance sheet date

There have been no events after the balance sheet date that would require disclosure in this news release.

29. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the financial statements for the year ended 31 December 2010, which were approved by the Board of Directors on 28 February 2011 and will be delivered to the Registrar of Companies and the HKMA. The Auditors expressed an unqualified opinion on those financial statements in their report dated 28 February 2011. The Annual Report and Accounts for the year ended 31 December 2010, which include the financial statements, can be obtained on request from Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and will be made available on our website: www.hsbc.com.hk . A further press release will be issued to announce the availability of this information.

30. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly held, wholly-owned subsidiary of HSBC Holdings plc.

Media enquiries to:

Cindy Tang                          Telephone no: + 852 2822 1268

Gareth Hewett                      Telephone no: + 852 2822 4929

Richard Beck                        Telephone no: + 44 20 7991 0633

Patrick McGuinness            Telephone no: + 852 3663 6883

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                   By:

                                                                                Name:   P A Stafford
                                                                                                    Title: Assistant Group Secretary

                                                                                     Date: 28 February, 2011